QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

EXHIBIT I

PRESS RELEASE
(For Immediate Release)	March 28, 2002

SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
RECORD 2001 REVENUE AND EBITDA
(All currency amounts in US$)

VANCOUVER, B.C.—Sparkling Spring Water Group Limited ("SSW Group" or "the Company"), a subsidiary of Sparkling Spring Water Holdings Limited ("SSW Holdings"), announced record full year 2001 EBITDA of $22.9 million, up 19.3% from $19.2 million in 2000. The 2001 revenue increased 7.9% to a record $74.8 million from $69.3 million in 2000. EBITDA excludes an acquisition integration charge of $1.5 million in 2001 and $0.5 million in 2000. For 2001, the Company recorded a net loss of approximately $7.1 million compared to net income of $44,000 in 2000 primarily due to an extraordinary charge of $3.2 million from a change in accounting principle and higher interest costs compared to 2000. The Company's customer location base ended 2001 at 207,000 up 14% from a base of 182,000 in 2000.

The Company's 2001 operating results were driven by its home and office water business, which achieved an increase of 13.1% in water revenues over 2000 on a unit volume increase of 20.9%. Declines in both Canadian dollar and British pound exchange rates resulted in a decrease of approximately 3.7% in reported home and office revenue growth. The EBITDA margin for the year increased to 30.7% up from 27.7% in 2000. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 0.8% from 53.8% in 2000 to 53.0% in 2001. In the fourth quarter and full year of 2001 SSW Holdings absorbed an additional $1.1 million of corporate administrative expenses previously expensed by SSW Group in 2001 vs $1.6 million in the fourth quarter and full year of 2000.

Mr. Dillon Schickli, President and COO of SSW Group stated, "The results of 2001 reflect another solid performance and continue to move us forward in the key areas of customer growth and EBITDA margins." Mr. Schickli added, "I am especially pleased that we were able to quickly integrate our 2001 acquisitions and realize expected synergies in the combined operations. In the year 2002 we plan to focus our efforts on further improving customer retention and will place increased emphasis on improving organic customer location growth."

The declines in the currency exchange rate of the Canadian dollar and the Pound Sterling reduced reported 2001 revenue and EBITDA by approximately $2.6 million and $0.8 million or by 3.5% and 3.5%, respectively. In 2001, interest expense increased by $4.2 million from $8.1 million in 2000 to $12.2 million. The 2000 interest expense was reduced by $4.4 million from gains on the Company's currency swaps that were closed out in 2000. Cash interest decreased $0.1 million to $11.8 million in 2001 from $11.9 million in 2000.

SSW Group is owned by SSW Holdings, which has a total consolidated customer location base of approximately 250,000 and annualized revenues in excess of $100 million.

SSW Holdings is a leading producer and distributor of bottled water to the home and office segment and has approximately 250,000 customer locations. SSW Holdings does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs", "Polaris" and "Rocky Mountain Springs" in British Columbia, Canada, "Canadian Springs", "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Crystal Springs", "Cullyspring", "Pure Water" and "Cascade Clear" in Washington,

"Crystal Springs" in Oregon and "Whistler Water", "World Choice Bottling", "Canadian Spring" and "Polaris" around the world.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, the cost or availability of both water from the Company's water sources and fuel required to deliver the Company's products, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
 K. Dillon Schickli
Tel: 360-371-9940 Fax: 360-371-9950

QuickLinks

SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES RECORD 2001 REVENUE AND EBITDA (All currency amounts in US$)